SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 22, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Announcement of LM Ericsson Telephone Company, dated October 22, 2010 regarding “Ericsson (SE)—ERICSSON REPORTS THIRD QUARTER RESULTS”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: October 22, 2010

THIRD QUARTER REPORT

October 22, 2010

ERICSSON REPORTS THIRD QUARTER RESULTS

“Group sales in the quarter increased 2% year-over-year and was almost flat sequentially, negatively affected by a strong SEK,” says Hans Vestberg, President and CEO of Ericsson (NASDAQ:ERIC). “Sales in the quarter for comparable units, adjusted for currency exchange rate effects and hedging, decreased -5% year-over-year.

Networks sales grew 6% year-over-year with a continued transition from voice to data related business. Global Services sales grew 3% year-over year and accounted for some 40% of total sales. In local currencies Professional Services sales grew 10%. Multimedia sales declined -31% year-over-year.

A key priority has been to mitigate the effects of industry-wide component shortage and supply chain bottlenecks. The situation has gradually improved during the quarter but it remains a challenge to fully meet the demand for mobile broadband. While the supply chain bottlenecks have been resolved the industry-wide component shortage remains.

Net income increased year-over-year and sequentially mainly due to improvements in operational results and Sony Ericsson earnings as well as less restructuring charges. At the same time cash flow was strong in the quarter at SEK 12.7 b.

During the quarter, mobile broadband continued to grow, especially in North America and Japan. In China demand for 2G capacity expansions returned during the quarter. India gradually improved with 2G deliveries and in the 3G vendor selection, we have maintained our market share. Western Europe is still slow although we have been awarded our first modernization contracts. In other markets, development is slow with continued cautious operator investments. Across the world, operator focus is still on reducing operating expenditure and outsourcing of operations.

We see continued growth opportunities in the market and the combined strength of our technology leadership, our scale advantage, along with global presence and skilled employees are our key assets,” concludes Hans Vestberg.

	Third quarter			Second quarter		Nine months
SEK b.	2010	2009	Change	2010	Change	2010	2009	Change
Net sales	47.5	46.4	2%	48.0	-1%	140.6	148.1	-5%
Gross margin	39%	36%	—	39%	—	39%	36%	—
EBITA margin excl JVs1)	16%	14%	—	14%	—	14%	13%	—
Operating income excl JVs	6.2	5.5	14%	5.3	16%	16.1	17.1	-6%
Operating margin excl JVs	13%	12%	—	11%	—	11%	12%	—
Ericsson’s share in earnings in JVs	0.0	-1.5	—	-0.1	—	-0.4	-5.6	—
Income after financial items	6.1	4.0	52%	5.1	20%	15.2	12.2	25%
Net income	3.6	0.8	360%	2.0	75%	6.9	3.4	101%
EPS diluted, SEK	1.14	0.25	356%	0.58	97%	2.12	1.05	102%
Adjusted operating cash flow2)	12.7	6.9	—	-2.0	—	13.7	15.1	—
Cash flow from operations	11.8	5.7	—	-2.7	—	11.4	12.0	—
Restructuring charges excl JVs	0.9	2.7	—	2.0	—	5.1	7.0	—

All numbers, excl. EPS, Net income and Cash flow from operations, excl. restructuring charges.

1)	EBITA – Earnings before interest, tax, amortizations and write-downs of acquired intangibles.
2)	Cash flow from operations excl. restructuring cash outlays that have been provided for. Cash outlays in the third quarter 2010 were SEK 0.9 (1.2) b.

1

FINANCIAL HIGHLIGHTS

Income statement and cash flow

Sales in the quarter were up 2% year-over-year and down -1 % sequentially. Sales for comparable units, adjusted for currency exchange rate effects and hedging, declined -5% year-over-year. The year-over-year net impact of currency exchange rate effects and hedging was slightly negative.

In the second quarter sales were negatively impacted by SEK 3-4 b. by industry-wide component shortages and supply chain bottlenecks. The situation has gradually improved but it remains a challenge to fully meet the demand for mobile broadband. While we have delivered the back-log from previous quarter, we estimate that we had a negative effect on sales also in this quarter of SEK 2-3 b. from component shortage.

Modernization projects, where the installed 2G/3G base is modernized using multi standard radio access technology, often on a turn-key basis, have started. This had a minor impact on sales and margins in the quarter, but will impact gradually more in 2011. 3G rollouts in India have not had any impact on sales or margins in the quarter and will start to impact from next quarter.

Gross margin, excluding restructuring, increased year-over-year to 39% (36%) and was flat sequentially. The year-over-year improvement is an effect of a business mix with a higher proportion network upgrades and expansions as well as positive effects of cost reduction activities.

The cost reduction activities have reduced operating expenses as planned. However, integration of the acquired CDMA and GSM businesses, higher investments in certain R&D areas and growing number of 4G/LTE trials, have resulted in an increase in operating expenses to SEK 13.0 (11.6) b., excluding restructuring charges. The sequential reduction in operating expenses of SEK 0.9 b. follows normal seasonality.

Other operating income and expenses were SEK 0.6 (0.2) b. in the quarter.

Operating income, excluding joint ventures and restructuring charges, amounted to SEK 6.2 (5.5) b. Operating margin increased to 13% (12%) year-over-year and improved sequentially from 11%. The year-over-year improvement follows the positive development in gross margin and the sequential improvement follows the seasonally low operating expenses and higher other operating income.

Ericsson’s share in earnings of joint ventures, before tax, amounted to SEK 0.0 (-1.5) b. excluding restructuring charges, compared to SEK -0.1 b. in the second quarter. Sony Ericsson improved results year-over-year significantly due to efficiency programs and a new slimmer product portfolio and was stable sequentially. ST-Ericsson’s loss was slightly reduced year-over-year and was unchanged sequentially. Restructuring charges in joint ventures were SEK -0.1 b. in the quarter.

Financial net was SEK -0.1 (0.0) b. and unchanged sequentially.

Net income amounted to SEK 3.6 (0.8) b. and earnings per share were SEK 1.14 (0.25) in the quarter. The improvements, both year-over-year and sequentially, are mainly a result of improved operational results and JV earnings as well as less restructuring charges.

Adjusted operational cash flow was SEK 12.7 (6.9) b. in the quarter, up sequentially from SEK -2.0 b. Cash flow from operations amounted to SEK 11.8 (5.7) b. mainly due to improved results and collections.

Ericsson Third Quarter Report 2010	2

Balance sheet and other performance indicators

SEK b.	Dec 31 2009	Mar 31 2010	June 30 2010	Sep 30 2010
Net cash	36.1	38.5	25.8	35.7
Interest-bearing liabilities and post-employment benefits	40.7	39.3	41.8	40.4
Trade receivables	66.4	62.7	69.4	57.8
Days sales outstanding	106	117	133	109
Inventory	22.7	24.1	29.4	30.3
Of which regional inventory	12.9	14.0	18.3	19.1
Inventory days	68	75	81	82
Payable days	57	59	61	62
Customer financing, net	2.3	2.9	3.1	3.5
Return on capital employed	4%	5%	6%	8%
Equity ratio	52%	53%	51%	52%

Trade receivables decreased sequentially by SEK 11.6 b. to SEK 57.8 (69.4) b. positively impacted by improved collections and the strong SEK. Days sales outstanding (DSO) improved from 133 to 109 days.

Inventory increased slightly sequentially by SEK 0.9 b. to SEK 30.3 (29.4) b. impacted by seasonal build up and larger than normal inventories following supply chain bottlenecks. However, this was partly offset by a strong SEK. Inventory turnover days increased from 81 to 82 days.

Goodwill decreased to SEK 26.3 (30.0) b. due to a strong SEK.

Cash, cash equivalents and short-term investments amounted to SEK 76.2 (67.6) b. The net cash position increased sequentially by SEK 9.9 b. to SEK 35.7 (25.8) b., mainly due to positive cash flow from operations.

During the quarter, approximately SEK 1.7 b. of provisions were utilized, of which SEK 0.9 b. related to restructuring. Additions of SEK 0.8 b. were made, of which SEK 0.4 b. related to restructuring. Reversals of SEK 0.4 b. were made of which SEK 0.2 b. related to restructuring. The lower amount of additions is mainly due to business mix. Provisions will fluctuate over time depending on business mix, market mix as well as technology shifts.

Restructuring cost excluding joint ventures

In the quarter, restructuring charges amounted to SEK 0.9 b. In the fourth quarter 2010, restructuring charges of approximately SEK 1.5 b. is estimated. These cost reductions primarily relate to continuous efficiency activities in service delivery and development, transformation in managed services contracts and product rationalization.

The cost reduction program, initiated in first quarter 2009, was completed by the second quarter 2010. At the end of the quarter, cash outlays of SEK 3.8 b. remain to be made. Cash outlays in the third quarter were SEK 0.9 (1.2) b.

Cost and capital efficiency remain high on the company agenda.

Restructuring charges, SEK b.	2010 Q3	2010 Q2	2010 Q1	2009 Full year
Cost of sales	-0.4	-1.0	-0.8	-4.2
Research and development expenses	-0.5	-0.6	-0.3	-6.1
Selling and administrative expenses	0.0	-0.4	-1.1	-1.0

Total	-0.9	-2.0	-2.2	-11.3

Ericsson Third Quarter Report 2010	3

SEGMENT RESULTS

	Third quarter			Second quarter		Nine months
SEK b.	2010	2009	Change	2010	Change	2010	2009	Change
Networks sales	26.1	24.5	6%	25.5	2%	76.3	82.1	-7%
EBITA margin1)	21%	16%	—	17%	—	18%	15%	—
Operating margin	17%	14%	—	13%	—	14%	13%	—

Global Services sales	19.1	18.6	3%	20.1	-5%	57.3	56.1	2%
Of which Professional Services	13.7	12.8	7%	14.8	-7%	41.8	39.7	5%
Of which Managed Services	5.2	3.6	46%	5.6	-7%	15.8	12.3	28%
Of which Network Rollout	5.3	5.8	-8%	5.2	2%	15.4	16.4	-6%
EBITA margin1)	12%	11%	—	12%	—	12%	13%	—
Of which Professional Services	16%	17%	—	15%	—	16%	18%	—
Operating margin	11%	9%	—	12%	—	11%	12%	—
Of which Professional Services	16%	15%	—	15%	—	15%	17%	—

Multimedia sales	2.3	3.4	-31%	2.4	-4%	7.0	9.9	-29%
EBITA margin1)	0%	15%	—	-5%	—	-3%	13%	—
Operating margin	-8%	11%	—	-13%	—	-11%	7%	—

Total sales	47.5	46.4	2%	48.0	-1%	140.6	148.1	-5%

All numbers exclude restructuring charges.

1)	EBITA – Earnings before interest, tax, amortizations and write-downs of acquired intangibles.

Networks

Networks’ sales in the quarter increased by 6% year-over-year, positively impacted by the acquired Nortel businesses. Sequentially sales increased 2%. Mobile broadband sales, including radio, backhaul and packet core, increased in the quarter, especially driven by markets such as the US and Japan. Voice related sales remained slow. As explained in the section Financial highlights sales have continued to be impacted by the industry-wide component shortage.

EBITA margin in the quarter increased year-over-year to 21% (16%). The year-over-year improvement is an effect of a business mix with a higher proportion network upgrades and expansions and cost reduction activities. The sequential improvement is also an effect of good business mix as well as seasonally low operating expenses.

LG-Ericsson had a slow quarter due to cautious operator investments ahead of LTE.

Demand for the multi standard radio base station RBS 6000 is at a high level and production levels are ramping up. Several operators are entering the second wave of mobile broadband, moving from one-size-fits-all business models to offering differentiated quality and pricing models. This development is supported by smart pipes from Ericsson with integrated radio access and (IP based) packet core networks, offering network based quality of service.

Global Services

Global Services sales were up 3% year-over-year, and decreased -5% sequentially, negatively impacted by a strong SEK in the quarter. Global services sales account for some 40% of total Group sales with recurring business at a record high level.

Professional Services sales increased 7% year-over-year and 10% in local currencies. Managed Services sales in the quarter increased by 46% year-over-year. The year-over-year growth in Managed Services sales is primarily an effect of the added Sprint contract. The second half 2009 was negatively impacted by the reduced scope of a managed services contract in Italy. Network Rollout sales decreased -8% year-over-year negatively impacted by supply chain bottlenecks as well as lower proportion of turnkey projects.

Ericsson Third Quarter Report 2010	4

The trend with good demand for services targeting the operational efficiency of operators, such as managed services, systems integration and consulting, continued in the quarter. Operators also seek new business models and show increasing interest for network sharing. Sales in the segment are positively affected by mobile broadband demand, while services related to voice continued to develop unfavorably.

EBITA margin for Global Services was slightly up at 12% (11%) year-over-year and flat sequentially. EBITA margin for Professional Services amounted to 16% (17%) in the quarter and increased slightly sequentially from 15% due to lower proportion of network rollouts.

During the quarter, 13 managed services contracts were signed of which eight were extensions or expansions of existing customer agreements. Year-to-date, 38 contracts have been signed, well above the number for full year 2009.

During the quarter, Vodafone Germany selected Ericsson as exclusive partner to manage the field services of its fixed and mobile access and transmission networks as well as fixed core network nodes. Ericsson welcomed 600 employees from Vodafone on October 1.

Ericsson provides support for networks that serve more than two billion subscribers worldwide. The total number of subscribers in networks managed by Ericsson is more than 750 million.

Multimedia

Multimedia sales in the quarter showed negative growth at -31% year-over-year and -4% sequentially. Operators in regions India, Middle East and Sub-Saharan Africa have postponed investments due to delayed upgrades of charging systems and operator consolidations. Our TV solution offering continued its positive development. EBITA margin amounted to 0% (15%) as a result of the lower sales within revenue management. Margin improved sequentially from -5% mainly due to lower cost levels.

A program for return to profitability has been initiated.

Sony Ericsson

	Third quarter			Second quarter		Nine months
EUR m.	2010	2009	Change	2010	Change	2010	2009	Change
Number of units shipped (m.)	10.4	14.1	-26%	11.0	-5%	31.9	42.5	-25%
Average selling price (EUR)	154	114	34%	160	-4%	150	119	26%
Net sales	1,603	1,619	-1%	1,757	-9%	4,765	5,038	-5%
Gross margin	30%	16%	—	28%	—	29%	12%	—
Operating margin	4%	-12%	—	2%	—	3%	-17%	—
Income before taxes	62	-199	—	31	—	112	-853	—
Income before taxes, excl restructuring charges	66	-198	—	63	—	151	-838	—
Net income	49	-164	—	12	—	82	-669	—

Sony Ericsson reported its third consecutive quarter of profit showing that the overall performance is stabilizing. Units shipped in the quarter were 10.4 million, a decrease of-26% year-over-year and a decrease of -5% sequentially. Sales in the quarter were EUR 1,603 million, a decrease of -1% year-over-year and -9% sequentially.

Income before taxes for the quarter, excluding restructuring charges, was a profit of EUR 66 (-198) million, following the positive effects of the transformation program and a slimmer product portfolio.

At the end of the quarter, Sony Ericsson had a net cash position of EUR 538 million.

Ericsson’s share in Sony Ericsson’s income before tax was SEK 0.3 (-1.0) b. in the quarter.

Ericsson Third Quarter Report 2010	5

ST-Ericsson

	Third quarter			Second quarter
USD m.	2010	2009	Change	2010	Change
Net sales	565	728	-22%	544	4%
Adjusted operating income1)	-85	-77	—	-118	—
Operating income before taxes	-129	-121	—	-148	—
Net income	-121	-112	—	-139	—

1)	Operating income adjusted for amortization of acquired intangibles and restructuring charges.

Net sales increased 4% sequentially. The operating loss decreased sequentially due to savings generated by restructuring and positive seasonal effects.

Inventory increased by USD 33 million, reaching USD 295 million, mainly reflecting lower demand in certain TD-SCDMA products.

Net financial position was USD 39 million, compared to USD 43 million at the end of the previous quarter. During the quarter trade receivables were sold without recourse, of which USD 179 million were outstanding at the end of the quarter, representing a sequential increase of USD 112 million. During the quarter, a short-term credit facility of USD 50 million, made available by parent companies, was utilized.

The USD 230 million restructuring plan, completed at the end of the second quarter 2010, has now given full impact. The USD 115 million restructuring plan is on track and has started to contribute savings. This plan is expected to be completed by the end of the fourth quarter 2010.

ST-Ericsson continues to be focused on achieving productivity and efficiency gains on top of and beyond the ongoing restructuring program.

ST-Ericsson is reported in US GAAP. Ericsson’s share in ST-Ericsson’s income before tax, adjusted to IFRS, was SEK -0.4 (-0.5) b. in the quarter, including restructuring charges of SEK 0.1 (0.1) b.

REGIONAL OVERVIEW

	Third quarter			Second quarter		Nine months
Sales, SEK b.	2010	2009	Change	2010	Change	2010	2009	Change
North America	12.9	4.0	223%	13.1	-1%	35.4	14.5	145%
Latin America	3.7	5.0	-27%	4.2	-13%	11.8	14.2	-16%
Northern Europe and Central Asia	2.4	2.7	-13%	2.7	-12%	7.3	8.5	-13%
Western and Central Europe	4.3	5.5	-22%	4.4	-3%	14.0	16.3	-15%
Mediterranean	5.0	5.2	-3%	5.6	-11%	15.7	18.1	-13%
Middle East	2.7	4.5	-40%	3.8	-28%	10.5	13.2	-21%
Sub-Saharan Africa	1.8	3.2	-44%	3.0	-39%	7.2	11.5	-38%
India	2.1	4.2	-49%	1.4	58%	5.8	11.8	-51%
China and North East Asia	6.9	5.6	24%	4.6	51%	16.5	18.6	-11%
South East Asia and Oceania	3.8	4.8	-20%	3.6	5%	11.0	15.7	-30%
Other	1.9	1.8	1%	1.6	13%	5.4	5.8	-6%

Total	47.5	46.4	2%	48.0	-1%	140.6	148.1	-5%

North America sales increased 223% year-over-year and declined -1% sequentially. North America had a strong quarter and excluding effects from the strong SEK sales grew also sequentially. The mobile data market continues to develop quickly with all main carriers now offering a pre-paid data service to stimulate demand further. With strong growth in data services in the US market we now see operators introducing tiered price plans based on quality and performance. In September, MetroPCS, launched 4G/LTE together with Ericsson in the Dallas market.

Latin America sales decreased -27% year-over-year and -13% sequentially. The region is characterized by major mergers between regional operators and restructuring plans to increase competitiveness. Business in the quarter included 2G and 3G network expansions as well as new managed services deals. The Chilean government launched its national mobile broadband network to cover rural areas, aiming to reach more than three million Chileans when completed.

Ericsson Third Quarter Report 2010	6

Northern Europe and Central Asia sales decreased by -13% year-over-year and by -12% sequentially. In the Eastern part of the region there is both an ongoing 2G expansions and 3G buildouts driven by increased data traffic. In the Western part of the region network modernization is high on operators’ agendas. 4G/LTE trials are planned or ongoing across the region. There is an increasing interest for managed services across the region.

Western and Central Europe sales decreased -22% year-over-year and -3% sequentially, negatively impacted by a strong SEK. Mobile broadband usage continues to increase in the region. Following conclusions of auctions for 4G/LTE in several markets, Ericsson has been selected for a number of 4G/LTE trials now being implemented with major operators. Ericsson is also supporting operators in connection with 3G data capacity and modernization projects.

Operators’ focus on efficiency continued to drive strong interest in exploring business models such as managed operations, network sharing and network transformation leading to opportunities in both services and networks. The UK is at the forefront of network sharing and Ericsson has reached the milestone of consolidating more than 10,000 shared sites for Mobile Broadband Network Ltd (MBNL). Ericsson also extended the managed services business through extensions of existing contracts. This includes a three year extension with Netia Poland, as well as landing a five year managed field service contract for Vodafone in Germany.

Mediterranean sales decreased -3% year-over-year and -11% sequentially. Operator investments in Spain and Greece continue to be cautious due to overall economic environment and price competition among operators. In order to meet demand for mobile broadband services, operators continued to focus on network modernization also during the third quarter, and network speed is seen as a competitive advantage. Operational efficiency continues to be high on the agenda which creates good demand for managed services and consulting in networks as well as in all ICT areas. During the quarter it also became evident that operators are increasing their demand within revenue management and specifically around convergent charging, both for products and system integration.

Middle East sales decreased -40% year-over-year and -28% sequentially due to cautious operator investments in some parts of the region. Development in the region showed large variations where Gulf Countries continued to show good momentum, while most other parts of the region were slow. Services continue to be a large part of the business, representing 44% of total sales in the quarter. Managed services as well as billing and revenue management are growing in importance. Operators are starting to show interest in 4G/LTE with several trials going on throughout the region. Mobile subscriptions in the region are developing positively with net additions for both voice and broadband services.

Sub-Saharan Africa sales decreased by -44% year-over-year and -39% sequentially. The cautious operator investments continued in the quarter due to operator consolidation in the region. The demand for voice services is still the prime driver, generating a continued demand for 2G/GSM in countries such as Central African Republic, Ivory Coast, Togo and Zimbabwe. However, demand for mobile broadband is emerging throughout the region although currently at a low pace. Increased backhaul capacity should make consumer services more affordable and drive further demand. Services sales increased to more than 50% in the quarter.

India sales decreased -49% year-over-year and increased 58% sequentially. In the quarter, investments in 2G/GSM capacity and coverage picked up. Deliveries in the quarter have been under the interim security clearance process. The final government decision on this process is still pending. Main focus for operators has been on vendor selection for 3G rollouts. Deployments of 3G and trials for 4G/LTE are expected in coming quarters. In the 3G vendor selection, Ericsson has maintained its market share and during the quarter Bharti Airtel awarded the majority of their 3G circles to Ericsson.

China and North East Asia sales increased 24% year-over-year and by 51 % sequentially. The year-over-year growth is mainly related to demand for mobile broadband in Japan where sales increased 63%. Sales in China declined -8% year-over-year due to tough comparison following major 3G rollouts in 2009. The sequential increase of 18% in China is primarily related to increased demand for 2G capacity expansions.

LG-Ericsson had a slow quarter due to cautious operator investments ahead of LTE.

Ericsson Third Quarter Report 2010	7

South East Asia and Oceania sales decreased -20% year-over-year and increased 5% sequentially. The decline in sales reflects last year’s one-time greenfield network rollouts in the Philippines and Vietnam. In markets with increasing usage of mobile broadband, operator demand for network equipment was good. In Vietnam operator investments are postponed due to upcoming elections. The 3G license process in Thailand is uncertain and high SIM card tax remains in Bangladesh. Services business this quarter included expansions in Bangladesh, Malaysia and Thailand. Services declined in Australia due to reduced scope in the Vodafone Hutchison managed services contract. Multimedia sales were stable year-over-year, with overall good development in multimedia brokering, IPTV in Australia as well as charging in Bangladesh.

Other includes sales of for example embedded modules, cables, power modules as well as licensing and IPR.

MARKET DEVELOPMENT

Growth rates are based on Ericsson and market estimates

The global mobile infrastructure market continued to decline in the first half of 2010, although at a slower pace than in 2009, measured in USD. In the second quarter, operator revenues had increased for three consecutive quarters and we believe that the fundamentals for longer-term positive development for the industry remain solid. Ericsson is well positioned to drive and benefit from this development.

Mobile broadband is being built-out across the world and WCDMA networks covers around 35% of the world’s population. Almost all of these networks have also launched HSPA. HSPA subscriptions now represent around 6% of the world’s subscriptions, up from 4% in the third quarter 2009. Wider coverage and the surge for mobile internet services will drive further uptake of HSPA.

Ericsson findings based on measurements in live networks show that global mobile data traffic more than doubled between second quarter 2009 and second quarter 2010 and mobile data traffic is forecasted to almost double annually over the coming years, primarily driven by 24/7 connectivity and usage of smartphones, tablets and laptops.

Voice traffic is still the main revenue source for operators even though data represents an increasing share as more and more consumers use data traffic generating devices. In average, mobile data revenues, including SMS, constitute for almost 30% of total service revenues, up from 26% a year ago. In average, it has reached 32% in North America, 27% in Europe and 25% in high-growth markets in Asia. In Japan, there are operators whose data revenues account for more than 50% of total revenues. In a basket of five countries, including the US, Japan, Germany, UK and Australia, mobile data revenue grew from 32% in second quarter 2009 to 36% in second quarter 2010. Tiered price plans for mobile broadband are on operators’ agendas and have been introduced this year.

Data traffic uptake in mobile and fixed networks drives need for higher capacity in areas such as backhaul, aggregation, transport, routing based on IP and Ethernet technologies. With operators’ focus on increased network quality and efficiency, the ability to deal with high data volumes while maintaining telecom grade service levels is key. This also drives demand for services targeting the operational efficiency of operators, such as managed services and consulting.

There is continued good growth in the professional services market. Operators’ focus on efficiency drives interest in exploring business models such as managed operations, network sharing and network transformation. The move toward all-IP and increased network complexity will create further demand for systems integration and consulting.

Mobile subscriptions are estimated to have increased by 176 million in the quarter, reaching 5.1 billion. China and India alone accounted for almost 50% of net additions with 29 and 55 million respectively. Global mobile penetration is now 74%. GSM/GPRS/EDGE added 127 of the 176 million net subscription additions in the quarter and will continue to be an important technology for billions of users for many years to come.

The global number of new WCDMA subscriptions grew by 42 million in the quarter to a total of 576 million, of which 380 million are estimated to be HSPA. Ericsson estimates that the global mobile broadband subscriptions will amount to more than 3.4 b. by 2015.

Global fixed broadband subscriptions reached nearly 487 million during second quarter 2010. Growth slowed somewhat, adding 13 million new subscriptions. DSL remains the most widely deployed broadband technology, representing 66% of total subscribers. China is the largest single market with 24% of subscriptions, 115 million, while the Asia Pacific market as a whole represents 41% of the total broadband market. United States is the second largest country with 83 million subscriptions.

From originally having connected places and then people, operators are now moving towards connecting things. Ericsson believes that in the future, every device that can benefit from connectivity will be connected.

Ericsson Third Quarter Report 2010	8

PARENT COMPANY INFORMATION

Net sales for the nine-month period amounted to SEK 0.0 (0.3) b. and income after financial items was SEK 5.9(5.8)b.

Major changes in the Parent Company’s financial position for the nine-month period include: investments in LG-Ericsson of SEK 1.9 b.; decreased current and non-current receivables from subsidiaries of SEK 10.5 b.; increased current other receivables of SEK 2.4 b. and decreased current and non-current liabilities to subsidiaries of SEK 4.9 b. As per September 30, 2010, cash, cash equivalents and short-term investments amounted to SEK 63.3 (62.4) b.

In accordance with the conditions of the long-term variable remuneration program (LTV) for Ericsson employees, 1,402,553 shares from treasury stock were sold or distributed to employees during the third quarter. The holding of treasury stock at September 30, 2010 was 74,982,882 Class B shares.

OTHER INFORMATION

Acquisition of Nortel’s multi-service switch business

On September 25, 2010, Ericsson announced it has entered into an asset purchase agreement to acquire Nortel’s multi-service switch business, MSS. The cash purchase price is USD 65 million on a cash and debt free basis, subject to adjustments. The transaction is subject to court and customary regular approvals.

Acquisition of InCode’s strategy and technology group assets

On September 7, 2010, Ericsson announced it has acquired certain assets of inCode’s strategy and technology group. InCode provides strategic business and consulting services to clients in telecommunications. The acquisition brings approximately 45 consultants in the US and Canada.

Changes in Ericsson’s Executive Leadership Team

On September 20, 2010, Ericsson announced that Torbjorn Possne, previously Senior Vice President and Head of Group Function Sales & Marketing, assumes the role as head of customer unit Vodafone, effective October 1, 2010. A successor to Torbjorn Possne in the Executive Leadership Team will be announced separately.

On September 23, 2010, Ericsson appointed Bina Chaurasia as Senior Vice President and Head of Human Resources and Organization, effective November 15, 2010.

Ericsson Third Quarter Report 2010	9

Assessment of risk environment

Ericsson’s operational and financial risk factors and uncertainties along with our strategies and tactics to mitigate risk exposures or limit unfavorable outcomes are described in our Annual Report 2009. Compared to the risks described in the Annual Report 2009, no material new or changed risk factors or uncertainties have been identified in the quarter.

Risk factors and uncertainties in focus during the forthcoming six-month period for the Parent Company and the Ericsson Group include:

•

Potential negative effects on operators’ willingness to invest in network development due to a continued uncertainty in the financial markets and a weak economic business environment as well as uncertainty regarding the financial stability of suppliers, for example due to lack for borrowing facilities, or reduced consumer telecom spending, or increased pressure on us to provide financing;

•	Effects on gross margins and/or working capital of the product mix in the Networks segment between sales of software, upgrades and extensions as well as break-in contracts;

•	Effects on gross margins of the product mix in the Global Services segment including proportion of new network build-outs and share of new managed services deals with initial transition costs;

•	A continued volatile sales pattern in the Multimedia segment or variability in our overall sales seasonality could make it more difficult to forecast future sales;

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;

•	Changes in foreign exchange rates, in particular USD and EUR;

•	Political unrest or instability in certain markets;

•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;

•	Natural disasters, effecting production, supply and transportation.

Ericsson conducts business in certain countries which are subject to trade restrictions or which are focused on by certain investors. We stringently follow all relevant regulations and trade embargos applicable to us in our dealings with customers operating in such countries. Moreover, Ericsson operates globally in accordance with Group level policies and directives for business ethics and conduct. In no way should our business activities in these countries be construed as supporting a particular political agenda or regime. We have activities in such countries mainly due to that certain customers with multi-country operations put demands on us to support them in all their markets.

Stockholm, October 22, 2010

Telefonaktiebolaget LM Ericsson (publ)

Hans Vestberg, President and CEO

Date for next report: January 25, 2011

Ericsson Third Quarter Report 2010	10

AUDITORS’ REVIEW REPORT

We have reviewed this report for the period January 1 to September 30, 2010, for Telefonaktiebolaget LM Ericsson (publ). The board of directors and the CEO are responsible for the preparation and presentation of this financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by FAR SRS. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden, RS, and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act regarding the Group and with the Swedish Annual Accounts Act regarding the Parent Company.

Stockholm, October 22, 2010

PricewaterhouseCoopers AB

Peter Clemedtson

Authorized Public Accountant

Ericsson Third Quarter Report 2010	11

EDITOR’S NOTE

To read the complete report with tables, please go to: www.ericsson.com/investors/financial reports/2010/9month10-en.pdf

Ericsson invites media, investors and analysts to a press conference at the Ericsson Studio, Gönlandsgagen 4, Stockholm, at 09.00 (CET), October 22. An analysts, investors and media conference call will begin at 14.00 (CET).

Live webcast of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors

Video material will be published during the day on www.ericsson.com/broadcast_room

FOR FURTHER INFORMATION, PLEASE CONTACT

Henry Stėnson, Senior Vice President, Communications

Phone:+46 10 719 4044

E-mail: investor.relations@ericsson.com or media.relations@ericsson.com

Investors	Media

Ase Lindskog, Vice President,	Ola Rembe, Vice President,
Head of Industry and Investor Relations	Head of Corporate Public and Media Relations
Phone: +46 10 719 9725, +46 730 244 872	Phone: +46 10 719 9727, +46 730 244 873
E-mail: investor.relations@ericsson.com	E-mail: media.relations@ericsson.com

Susanne Andersson,	Corporate Public & Media Relations
Investor Relations	Phone:+46 10 719 69 92
Phone:+46 10 719 4631	E-mail: media.relations@ericsson.com
E-mail: investor.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)
Andreas Hedemyr,	Org. number: 556016-0680
Investor Relations	Torshamnsgatan 23
Phone:+46 10 714 3748	SE-164 83 Stockholm
E-mail: investor.relations@ericsson.com	Phone: +46 10 719 0000
www.ericsson.com

Ericsson Third Quarter Report 2010	12

Disclosure Pursuant to the Swedish Securities Markets Act

Ericsson discloses the information provided herein pursuant to the Securities Markets Act. The information was submitted for publication at 07.30 CET, on October 22, 2010.

Safe Harbor Statement of Ericsson under the US Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

Ericsson Third Quarter Report 2010	13

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

Ericsson Third Quarter Report 2010	14

Consolidated Income Statement

	Jul - Sep			Jan - Sep
SEK million	2009	2010	Change	2009	2010	Change
Net sales	46,433	47,481	2%	148,144	140,565	-5%
Cost of sales	-30,455	-29,337	-4%	-96,943	-88,099	-9%

Gross income	15,978	18,144	14%	51,201	52,466	2%
Gross margin (%)	34.4%	38.2%		34.6%	37.3%

Research and development expenses	-8,218	-7,689	-6%	-23,749	-22,966	-3%
Selling and administrative expenses	-5,279	-5,775	9%	-19,585	-19,941	2%

Operating expenses	-13,497	-13,464	0%	-43,334	-42,907	-1%

Other operating income and expenses	222	620		2,204	1,422

Operating income before shares in earnings of JV and associated companies	2,703	5,300		10,071	10,981
Operating margin before shares in earnings of JV and associated companies (%)	5.8%	11.2%		6.8%	7.8%
Shares in earnings of JV and associated companies	-1,559	-90		-5,939	-770

Operating income	1,144	5,210		4,132	10,211
Financial income	296	168		1,560	916
Financial expenses	-294	-302		-830	-1,336

Income after financial items	1,146	5,076		4,862	9,791
Taxes	-374	-1,523		-1,460	-2,937

Net income	772	3,553		3,402	6,854

Net income attributable to:
- Stockholders of the Parent Company	810	3,677		3,358	6,822
- Non-controlling interests	-38	-124		44	32

Other information
Average number of shares, basic (million)	3,190	3,198		3,188	3,197
Earnings per share, basic (SEK)1)	0.25	1.15		1.05	2.13
Earnings per share, diluted (SEK)1)	0.25	1.14		1.05	2.12

Statement of Comprehensive Income

	Jul - Sep		Jan - Sep
SEK million	2009	2010	2009	2010
Net income	772	3,553	3,402	6,854
Other comprehensive income
Actuarial gains and losses, and the effect of the asset ceiling, related to pensions participations	-73	402	-355	-126
Fair value remeasurement	—	-1	-1	8
Cash flow hedges
Gains/losses arising during the period	2,106	3,111	1,202	1,543
Reclassification adjustments for gains/losses included in profit or loss	-295	359	5,149	403
Adjustments for amounts transferred to initial carrying amount of hegded items	—	—	-1,261	-136
Changes in cumulative translation adjustments	-5,522	-7,721	-3,655	-4,564
Tax on items relating to components of OCI	-539	-1,031	-1,565	-544

Total other comprehensive income	-4,323	-4,881	-486	-3,416

Total comprehensive income	-3,551	-1,328	2,916	3,438

Total comprehensive income attributable to:
Stockholders of the Parent Company	-3,417	-1,049	2,963	3,442
Non-controlling interests	-134	-279	-47	-4

1)	Based on Net income attributable to stockholders of the Parent Company

Ericsson Third Quarter Report 2010, October 22, 2010	15

Consolidated Balance Sheet

SEK million	Dec 31 2009	Jun 30 2010	Sep 30 2010
ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	2,079	2,706	2,868
Goodwill	27,375	30,003	26,346
Intellectual property rights, brands and other intangible assets	18,739	16,801	17,191

Property, plant and equipment	9,606	9,810	9,290

Financial assets
Equity in JV and associated companies	11,578	11,596	10,079
Other investments in shares and participations	256	266	276
Customer financing, non-current	830	969	1,246
Other financial assets, non-current	2,577	2,692	2,466

Deferred tax assets	14,327	16,053	14,208

	87,367	90,896	83,970
Current assets
Inventories	22,718	29,397	30,304

Trade receivables	66,410	69,385	57,831
Customer financing, current	1,444	2,132	2,251
Other current receivables	15,146	17,429	18,705

Short-term investments	53,926	51,980	54,977
Cash and cash equivalents	22,798	15,610	21,197

	182,442	185,933	185,265

Total assets	269,809	276,829	269,235

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	139,870	138,309	137,395
Minority interests in equity of subsidiaries	1,157	2,115	1,674

	141,027	140,424	139,069
Non-current liabilities
Post-employment benefits	8,533	8,498	8,075
Provisions, non-current	461	513	408
Deferred tax liabilities	2,270	2,431	2,432
Borrowings, non-current	29,996	29,491	28,016
Other non-current liabilities	2,035	2,296	3,178

	43,295	43,229	42,109
Current liabilities
Provisions, current	11,970	12,548	10,529
Borrowings, current	2,124	3,797	4,353
Trade payables	18,864	20,266	20,724
Other current liabilities	52,529	56,565	52,451

	85,487	93,176	88,057

Total equity and liabilities	269,809	276,829	269,235

Of which interest-bearing liabilities and post-employment benefits	40,653	41,786	40,444

Net cash	36,071	25,804	35,730

Assets pledged as collateral	550	579	598
Contingent liabilities	1,245	872	920

Ericsson Third Quarter Report 2010, October 22, 2010	16

Consolidated Statement of Cash Flows

	Jul- Sep		Jan - Sep		Jan - Dec 2009
SEK million	2009	2010	2009	2010
Operating activities
Net income	772	3,553	3,402	6,854	4,127
Adjustments to reconcile net income to cash
Taxes	-1,137	-226	-2,405	-952	-1,011
Earnings/dividends in JV and associated companies	1,319	123	4,801	800	6,083
Depreciation, amortization and impairment losses	3,268	2,270	8,232	7,707	12,124
Other	978	-947	-288	-1,642	-340

Net income affecting cash	5,200	4,773	13,742	12,767	20,983

Changes in operating net assets
Inventories	660	-3,763	-96	-8,690	5,207
Customer financing, current and non-current	394	-437	126	-1,243	598
Trade receivables	3,655	7,443	10,482	7,581	7,668
Trade payables	-2,096	1,292	-5,319	1,770	-3,522
Provisions and post-employment benefits	-1,060	-1,726	-2,793	-1,996	-2,950
Other operating assets and liabilities, net	-1,076	4,237	-4,192	1,217	-3,508

	477	7,046	-1,792	-1,361	3,493
Cash flow from operating activities	5 677	11,819	11950	11,406	24 476

Investing activities
Investments in property, plant and equipment	-690	-1,027	-2 897	-2,702	-4 006
Sales of property, plant and equipment	99	17	238	109	534
Acquisitions/divestments of subsidiaries and other operations, net	-750	-559	-9 260	-2,507	-18,082
Product development	-245	-317	-781	-1,319	-1,443
Other investing activities	3 226	-817	2 695	-777	2,606
Short-term investments	-17,847	-3,368	-17 749	-1,263	-17,071

Cash flow from investing activities	-16,207	-6,071	-27,754	-8,459	-37,462
Cash flow before financing activities	-10,530	5,748	-15,804	2,947	-12,986

Financing activities
Dividends paid	-20	-238	-5,976	-6,639	-6,318
Other financing activities	535	1,165	10,421	2,638	4,617

Cash flow from financing activities	515	927	4,445	-4,001	-1,701

Effect of exchange rate changes on cash	-1,263	-1,088	-769	-547	-328
Net change in cash	-11,278	5,587	-12,128	-1,601	-15,015

Cash and cash equivalents, beginning of period	36,963	15,610	37,813	22,798	37,813

Cash and cash equivalents, end of period	25,685	21,197	25,685	21,197	22,798

Ericsson Third Quarter Report 2010, October 22, 2010	17

Consolidated Statement of Changes in Equity

SEK million	Jan - Sep 2009	Jan- Dec 2009	Jan - Sep 2010
Opening balance	142,084	142,084	141,027
Total comprehensive income	2,916	4,612	3,438
Stock issue	135	135	—
Sale / Repurchase of own shares	-87	-60	36
Stock purchase and stock option plans	441	658	436
Dividends paid	-5,976	-6,318	-6,639
Business combinations	-84	-84	771

Closing balance	139,429	141,027	139,069

Ericsson Third Quarter Report 2010, October 22, 2010	18

Consolidated Income Statement – Isolated Quarters

Isolated quarters, SEK million	2009				2010
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Net sales	49,569	52,142	46,433	58,333	45,112	47,972	47,481
Cost of sales	-31,957	-34,531	-30,455	-39,335	-28,527	-30,235	-29,337

Gross income	17,612	17,611	15,978	18,998	16,585	17,737	18,144
Gross margin (%)	35.5%	33.8%	34.4%	32.6%	36.8%	37.0%	38.2%

Research and development expenses	-7,080	-8,451	-8,218	-9,306	-7,526	-7,751	-7,689
Selling and administrative expenses	-6,863	-7,443	-5,279	-7,323	-7,008	-7,158	-5,775

Operating expenses	-13,943	-15,894	-13,497	-16,629	-14,534	-14,909	-13,464

Other operating income and expenses	342	1,640	222	878	302	500	620

Operating income before shares in earnings of JV and associated companies	4,011	3,357	2,703	3,247	2,353	3,328	5,300
Operating margin before shares in earnings of JV and associated companies (%)	8.1%	6.4%	5.8%	5.6%	5.2%	6.9%	11.2%

Shares in earnings of JV and associated companies	-2,236	-2,144	-1,559	-1,461	-372	-308	-90

Operating income	1,775	1,213	1,144	1,786	1,981	3,020	5,210

Financial income	1,260	4	296	314	278	470	168
Financial expenses	-457	-79	-294	-719	-438	-596	-302

Income after financial items	2,578	1,138	1,146	1,381	1,821	2,894	5,076

Taxes	-745	-341	-374	-656	-547	-867	-1,523

Net income	1,833	797	772	725	1,274	2,027	3,553

Net income attributable to:
- Stockholders of the Parent Company	1,717	831	810	314	1,264	1,881	3,677
- Non-controlling interests	116	-34	-38	411	10	146	-124

Other information
Average number of shares, basic (million)	3,187	3,188	3,190	3,194	3,195	3,196	3,198
Earnings per share, basic (SEK)1)	0.54	0.26	0.25	0.10	0.40	0.59	1.15
Earnings per share, diluted (SEK)1)	0.54	0.26	0.25	0.10	0.39	0.58	1.14

1)	Based on Net income attributable to stockholders of the Parent Company.

Ericsson Third Quarter Report 2010, October 22, 2010	19

Consolidated Statement of Cash Flows – Isolated Quarters

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Operating activities
Net income	1,833	797	772	725	1,274	2,027	3,553
Adjustments to reconcile net income to cash Taxes	-628	-640	-1,137	1,394	-166	-560	-226
Earnings/dividends in JV and associated companies	1,764	1,718	1,319	1,282	313	364	123
Depreciation, amortization and impairment losses	1,852	3,112	3,268	3,892	3,133	2,304	2,270
Other	-623	-643	978	-52	-435	-260	-947

Net income affecting cash	4,198	4,344	5,200	7,241	4,119	3,875	4,773

Changes in operating net assets
Inventories	-2,362	1,606	660	5,303	-1,465	-3,462	-3,763
Customer financing, current and non-current	-1	-267	394	472	-598	-208	-437
Trade receivables	1,810	5,017	3,655	-2,814	3,954	-3,816	7,443
Trade payables	-1,360	-1,863	-2,096	1,797	-955	1,433	1,292
Provisions and post-employment benefits	-3,265	1,532	-1,060	-157	-1,058	788	-1,726
Other operating assets and liabilities, net	-1,878	-1,238	-1,076	684	-1,703	-1,317	4,237

	-7,056	4,787	477	5,285	-1,825	-6,582	7,046

Cash flow from operating activities	-2,858	9,131	5,677	12,526	2,294	-2,707	11,819

Investing activities
Investments in property, plant and equipment	-1,018	-1,189	-690	-1,109	-659	-1,016	-1,027
Sales of property, plant and equipment	25	114	99	296	47	45	17
Acquisitions/divestments of subsidiaries and other operations, net	-9,491	981	-750	-8,822	-1,080	-868	-559
Product development	-209	-327	-245	-662	-278	-724	-317
Other investing activities	-1,417	886	3,226	-89	1,859	-1,819	-817
Short-term investments	-424	522	-17,847	678	-3,844	5,949	-3,368

Cash flow from investing activities	-12,534	987	-16,207	-9,708	-3,955	1,567	-6,071

Cash flow before financing activities	-15,392	10,118	-10,530	2,818	-1,661	-1,140	5,748

Financing activities
Dividends paid	—	-5,956	-20	-342	—	-6,401	-238
Other financing activities	1,874	8,012	535	-5,804	-56	1,529	1,165

Cash flow from financing activities	1,874	2,056	515	-6,146	-56	-4,872	927

Effect of exchange rate changes on cash	53	441	-1,263	441	-42	583	-1,088

Net change in cash	-13,465	12,615	-11,278	-2,887	-1,759	-5,429	5,587

Cash and cash equivalents, beginning of period	37,813	24,348	36,963	25,685	22,798	21,039	15,610

Cash and cash equivalents, end of period	24,348	36,963	25,685	22,798	21,039	15,610	21,197

Ericsson Third Quarter Report 2010, October 22, 2010	20

Parent Company Income Statement

	Jul - Sep		Jan - Sep
SEK million	2009	2010	2009	2010
Net sales	27	8	291	26
Cost of sales	-10	-5	-1	-17

Gross income	17	3	290	9

Operating expenses	-753	-586	-2,336	-2,466
Other operating income and expenses	738	1,054	2,211	2,347

Operating income	2	471	165	-110

Financial net	620	661	5,676	6,031

Income after financial items	622	1,132	5,841	5,921

Transfers to (-) / from untaxed reserves
Taxes	-91	-146	-463	-82

Net income	531	986	5,378	5,839

Statement of Comprehensive Income

	Jul - Sep		Jan - Sep
SEK million	2009	2010	2009	2010
Net income	531	986	5,378	5,839

Cash flow hedges
Gains/losses arising during the period	-170	—	442	136
Adjustments for amounts transferred to initial carrying amount of hegded items	—	—	-1,385	-136

Tax on items reported directly in or transferred from equity	—	—	204	—

Other comprehensive income	-170	—	-739	—

Total comprehensive income	361	986	4,639	5,839

Parent Company Balance Sheet

SEK million	Dec 31 2009	Sep 30 2010
ASSETS
Fixed assets
Intangible assets	2,219	1,103
Tangible assets	527	547
Financial assets	101,344	98,995

	104,090	100,645
Current assets
Inventories	61	45
Receivables	23,704	20,235
Short-term investments	53,926	54,977
Cash and cash equivalents	8,477	8,361

	86,168	83,618
Total assets	190,258	184,263

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity	47,859	47,859
Non-restricted equity	41,953	41,443

	89,812	89,302
Untaxed reserves	915	915

Provisions	1,069	1,033

Non-current liabilities	57,011	54,144

Current liabilities	41,451	38,869

Total stockholders’ equity, provisions and liabilities	190,258	184,263

Assets pledged as collateral	550	598
Contingent liabilities	13,072	15,467

Ericsson Third Quarter Report 2010, October 22, 2010	21

Accounting Policies

The Group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee. The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2009, and should be read in conjunction with that annual report.

As from January 1, 2010, the Company has applied the following new or amended IFRS:

•	IFRS 3 Business Combinations (revised)

The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, an expansion of the definition of a business and a business combination, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed as incurred.

•	IAS 27 Consolidated and separate financial statements (revised)

The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains or losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in income statement.

The following new or amended standards and interpretations have also been adopted:

•	IFRIC17, Distributions of Non-Cash Assets to Owners (Issued November 27, 2008)

•	IFRS 2, amendment, Group Cash-settled Share-based Payment Transactions (issued June 18, 2009)

•	Improvements to IFRSs (Issued April 16, 2009)

None of the new or amended standards and interpretations has had any significant impact on the financial result or position of the Company. There is no difference between IFRS effective as per September 30, 2010 and IFRS as endorsed by the EU. However, the impact on business combination accounting due to the revised IFRS 3 Business Combinations is dependent on type and size of any future arrangement involving business combination.

Ericsson Third Quarter Report 2010, October 22, 2010	22

Accounting Policies (cont.)

Changes in external reporting

Change in segments

As of January 1, 2010, Ericsson reports the following segments: Networks, Global Services, Multimedia, Sony Ericsson and ST-Ericsson. The only change compared to previous years is that Network Rollout is now included in Global Services instead of Networks. All other segments are unchanged. With this change the external reporting is aligned with the new internal reporting structure.

Segments as of January 1, 2010:

Networks

Global Services

Of which Professional Services

Of which Managed Services

Of which Network Rollout

Multimedia

Sony Ericsson

ST-Ericsson

Change in geographical break down

As of January 1, 2010, the geographical reporting structure is changed. Instead of five geographical areas, ten regions are reported, mirroring the new internal geographical organization. A part called “Other” is also be reported, consisting of business not reported in the geographical structure, e.g. embedded modules, cables, power modules as well as intellectual property rights and licenses.

Regions as of January 1, 2010:

North America

Latin America

North Europe and Central Asia

Western and Central Europe

Mediterranean

Middle East

Sub-Saharan Africa

India

China and Northeast Asia

South East Asia and Oceania

Other

In 2008 and 2009 Ericsson reported top 15 countries. As of January 1, 2010, top five countries are reported.

EBITA replaces EBITDA

As of January 1, 2010, EBITA and EBITA margin for segments are reported. This is also reported for Network Rollout and Professional Services in Global Services. For the Managed Services sales figures are reported. EBITA is defined as Earnings Before Interest, Tax, Amortizations and write-downs of acquired intangibles. EBITA margin is defined as Earnings Before Interest, Taxes, Amortizations and write-downs of acquired intangibles, as a percentage of Net Sales. Previous years, Ericsson has reported EBITDA. The shift to EBITA is done to better reflect the underlying business.

Numbers have been restated for 2009 accordingly.

Ericsson Third Quarter Report 2010, October 22, 2010	23

Net Sales by Segment by Quarter

Since the segments Sony Ericsson and ST-Ericsson are reported in accordance with the equity method, their sales are not included below. Net sales related to these segments are disclosed under SEGMENT RESULTS. Net sales related to other segments are set out below.

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks1)	28,842	28,795	24,504	31,844	24,704	25,472	26,087
Global Services1)	17,486	20,019	18,578	23,137	18,098	20,080	19,076
Of which Professional Services	12,799	14,077	12,780	16,466	13,251	14,838	13,736
Of which Managed Services	4,178	4,587	3,570	5,098	4,888	5,642	5,227
Of which Network Rollout	4,687	5,942	5,798	6,671	4,847	5,242	5,340
Multimedia	3,241	3,328	3,351	3,352	2,310	2,420	2,318

Total	49,569	52,142	46,433	58,333	45,112	47,972	47,481

	2009				2010
Sequential change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks1)	-25%	0%	-15%	30%	-22%	3%	2%
Global Services1)	-26%	14%	-7%	25%	-22%	11%	-5%
Of which Professional Services	-21%	10%	-9%	29%	-20%	12%	-7%
Of which Managed Services	-2%	10%	-22%	43%	-4%	15%	-7%
Of which Network Rollout	-38%	27%	-2%	15%	-27%	8%	2%
Multimedia	-17%	3%	1%	0%	-31%	5%	-4%

Total	-26%	5%	-11%	26%	-23%	6%	-1%

	2009				2010
Year over year change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks1)	13%	1%	-13%	-17%	-14%	-12%	6%
Global Services1)	20%	27%	13%	-3%	3%	0%	3%
Of which Professional Services	28%	28%	9%	2%	4%	5%	7%
Of which Managed Services	37%	37%	-1%	19%	17%	23%	46%
Of which Network Rollout	4%	24%	24%	-12%	3%	-12%	-8%
Multimedia	25%	23%	-4%	-14%	-29%	-27%	-31%

Total	12%	7%	-6%	-13%	-9%	-8%	2%

	2009				2010
Year to date, SEK million	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep
Networks1)	28,842	57,637	82,141	113,985	24,704	50,176	76,263
Global Services1)	17,486	37,505	56,083	79,220	18,098	38,178	57,254
Of which Professional Services	12,799	26,876	39,656	56,122	13,251	28,089	41,825
Of which Managed Services	4,178	8,765	12,335	17,433	4,888	10,530	15,757
Of which Network Rollout	4,687	10,629	16,427	23,098	4,847	10,089	15,429
Multimedia	3,241	6,569	9,920	13,272	2,310	4,730	7,048

Total	49,569	101,711	148,144	206,477	45,112	93,084	140,565

	2009				2010
Year to date, year over year change, percent	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep
Networks1)	13%	7%	0%	-5%	-14%	-13%	-7%
Global Services1)	20%	24%	20%	12%	3%	2%	2%
Of which Professional Services	28%	28%	21%	15%	4%	5%	5%
Of which Managed Services	37%	37%	24%	22%	17%	20%	28%
Of which Network Rollout	4%	14%	18%	7%	3%	-5%	-6%
Multimedia	25%	24%	13%	5%	-29%	-28%	-29%

Total	12%	10%	4%	-1%	-9%	-8%	-5%

1)	For 2009 Networks and Global Services are restated in accordance with the change in segments.

Ericsson Third Quarter Report 2010, October 22, 2010	24

Operating Income by Segment by Quarter

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks1)	3,067	1,265	1,138	2,128	1,540	2,507	3,717
Global Services1)	1,520	2,249	1,426	1,076	1,325	1,377	1,891
Of which Professional Services	1,749	2,265	1,628	1,347	1,419	1,331	1,925
Of which Network Rollout	-229	-16	-202	-271	-94	46	-34
Multimedia	44	18	330	263	-335	-479	-187
Unallocated2)	-77	-323	-168	-287	-158	-128	-109

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	4,554	3,209	2,726	3,180	2,372	3,277	5,312

Sony Ericsson	-2,070	-1,543	-1,036	-1,044	76	134	290
ST-Ericsson3)	-709	-453	-546	-351	-467	-391	-392

Subtotal Sony Ericsson and ST-Ericsson	-2,779	-1,996	-1,582	-1,395	-391	-257	-102

Total	1,775	1,213	1,144	1,785	1,981	3,020	5,210

	2009				2010
Year to date, SEK million	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep
Networks1)	3,067	4,332	5,470	7,598	1,540	4,047	7,764
Global Services1)	1,520	3,769	5,195	6,271	1,325	2,702	4,593
Of which Professional Services	1,749	4,015	5,643	6,990	1,419	2,750	4,675
Of which Network Rollout	-229	-246	-448	-719	-94	-48	-82
Multimedia	44	62	392	655	-335	-814	-1,001
Unallocated2)	-77	-400	-568	-855	-158	-286	-395

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	4,554	7,763	10,489	13,669	2,372	5,649	10,961

Sony Ericsson	-2,070	-3,613	-4,649	-5,693	76	210	500
ST-Ericsson3)	-709	-1,162	-1,708	-2,059	-467	-858	-1,250

Subtotal Sony Ericsson and ST-Ericsson	-2,779	-4,775	-6,357	-7,752	-391	-648	-750

Total	1,775	2,988	4,132	5,917	1,981	5,001	10,211

Operating Margin by Segment by Quarter

	2009				2010
As percentage of net sales, isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks1)	11%	4%	5%	7%	6%	10%	14%
Global Services1)	9%	11%	8%	5%	7%	7%	10%
Of which Professional Services	14%	16%	13%	8%	11%	9%	14%
Of which Network Rollout	-5%	0%	-3%	-4%	-2%	1%	-1%
Multimedia	1%	1%	10%	8%	-15%	-20%	-8%

Subtotal excluding Sony Ericsson and ST- Ericsson	9%	6%	6%	5%	5%	7%	11%

	2009				2010
As percentage of net sales, Year to date	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep
Networks1)	11%	8%	7%	7%	6%	8%	10%
Global Services1)	9%	10%	9%	8%	7%	7%	8%
Of which Professional Services	14%	15%	14%	12%	11%	10%	11%
Of which Network Rollout	-5%	-2%	-3%	-3%	-2%	0%	-1%
Multimedia	1%	1%	4%	5%	-15%	-17%	-14%

Subtotal excluding Sony Ericsson and ST- Ericsson	9%	8%	7%	7%	5%	6%	8%

1)	For 2009 Networks and Global Services are restated in accordance with the change in segments.
2)	“Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.
3)

First quarter 2009 includes a loss of SEK 0.5 b for January for Ericsson Mobile Platforms operations which as from February 1, 2009, are reported in ST-Ericsson. Second quarter 2009 includes a capital gain of SEK 0.1 b related to Ericsson Mobile Platforms. Fourth quarter 2009 includes a gain of SEK 0.1 b related to Ericsson Mobile Platforms.

Ericsson Third Quarter Report 2010, October 22, 2010	25

EBITA by Segment by Quarter

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks1)	3,604	3,071	3,064	4,268	3,052	3,355	4,774
Global Services1)	1,606	2,334	1,671	1,259	1,770	1,523	1,954
Of which Professional Services	1,825	2,339	1,863	1,503	1,764	1,449	1,980
Of which Network Rollout	-219	-5	-192	-244	6	74	-26
Multimedia	249	226	468	514	-123	-262	-7
Unallocated2)	-73	-327	-162	-284	-158	-127	-108

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	5,386	5,304	5,041	5,757	4,541	4,489	6,613

Sony Ericsson	-2,070	-1,543	-1,036	-1,044	76	134	290
ST-Ericsson3)	-709	-453	-546	-351	-467	-391	-392

Subtotal Sony Ericsson and STEricsson	-2,779	-1,996	-1,582	-1,395	-391	-257	-102

Total	2,607	3,308	3,459	4,362	4,150	4,232	6,511

	2009				2010
Year to date, SEK million	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep
Networks1)	3,604	6,675	9,739	14,007	3,052	6,407	11,181
Global Services1)	1,606	3,940	5,611	6,870	1,770	3,293	5,247
Of which Professional Services	1,825	4,165	6,028	7,531	1,764	3,213	5,193
Of which Network Rollout	-219	-225	-417	-661	6	80	54
Multimedia	249	475	943	1,457	-123	-385	-392
Unallocated2)	-73	-400	-562	-846	-158	-285	-393

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	5,386	10,690	15,731	21,488	4,541	9,030	15,643

Sony Ericsson	-2,070	-3,613	-4,649	-5,693	76	210	500
ST-Ericsson3)	-709	-1,162	-1,708	-2,059	-467	-858	-1,250

Subtotal Sony Ericsson and ST-Ericsson	-2,779	-4,775	-6,357	-7,752	-391	-648	-750

Total	2,607	5,915	9,374	13,736	4,150	8,382	14,893

EBITA Margin by Segment by Quarter

	2009				2010
As percentage of net sales, isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks1)	13%	11%	13%	13%	12%	13%	18%
Global Services1)	9%	12%	9%	5%	10%	8%	10%
Of which Professional Services	14%	17%	15%	9%	13%	10%	14%
Of which Network Rollout	-5%	0%	-3%	-4%	0%	1%	-1%
Multimedia	8%	7%	14%	15%	-5%	-11%	0%

Subtotal excluding Sony Ericsson and ST-Ericsson	11%	10%	11%	10%	10%	9%	14%

	2009				2010
As percentage of net sales, Year to date	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep
Networks1)	13%	12%	12%	12%	12%	13%	15%
Global Services1)	9%	11%	10%	9%	10%	9%	9%
Of which Professional Services	14%	16%	15%	13%	13%	11%	12%
Of which Network Rollout	-5%	-2%	-3%	-3%	0%	1%	0%
Multimedia	8%	7%	10%	11%	-5%	-8%	-6%

Subtotal excluding Sony Ericsson and ST- Ericsson	11%	11%	11%	10%	10%	10%	11%

1)	For 2009 Networks and Global Services are restated in accordance with the change in segments.
2)	“Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.
3)

First quarter 2009 includes a loss of SEK 0.5 b for January for Ericsson Mobile Platforms operations which as from February 1, 2009, are reported in ST-Ericsson. Second quarter 2009 includes a capital gain of SEK 0.1 b related to Ericsson Mobile Platforms. Fourth quarter 2009 includes a gain of SEK 0.1 b related to Ericsson Mobile Platforms.

Ericsson Third Quarter Report 2010, October 22, 2010	26

Net Sales by Region by Quarter

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
North America	4,762	5,734	3,980	9,436	9,498	13,050	12,861
Latin America	4,376	4,797	4,993	5,859	3,964	4,200	3,667
Northern Europe & Central Asia1) 2)	2,889	2,884	2,709	3,499	2,300	2,679	2,363
Western & Central Europe2)	5,387	5,437	5,494	6,141	5,235	4,414	4,302
Mediterranean2)	6,131	6,797	5,181	7,052	5,060	5,630	5,020
Middle East	3,956	4,750	4,503	5,041	3,948	3,796	2,721
Sub Saharan Africa	4,677	3,643	3,190	3,831	2,418	2,951	1,795
India	4,025	3,653	4,156	3,428	2,303	1,351	2,129
China & North East Asia	5,790	7,171	5,600	7,399	4,950	4,607	6,940
South East Asia & Oceania	5,209	5,679	4,790	5,171	3,517	3,643	3,822
Other1) 2)	2,367	1,597	1,837	1,476	1,919	1,651	1,861

Total	49,569	52,142	46,433	58,333	45,112	47,972	47,481

1) Of which Sweden	1,197	1,091	1,076	732	1,047	996	1,023
2) Of which EU	12,604	12,595	11,033	13,081	11,065	10,384	9,664

	2009				2010
Sequential change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3
North America	3%	20%	-31%	137%	1%	37%	-1%
Latin America	-44%	10%	4%	17%	-32%	6%	-13%
Northern Europe & Central Asia1) 2)	-44%	0%	-6%	29%	-34%	16%	-12%
Western & Central Europe2)	-21%	1%	1%	12%	-15%	-16%	-3%
Mediterranean2)	-37%	11%	-24%	36%	-28%	11%	-11%
Middle East	-26%	20%	-5%	12%	-22%	-4%	-28%
Sub Saharan Africa	-4%	-22%	-12%	20%	-37%	22%	-39%
India	-13%	-9%	14%	-18%	-33%	-41%	58%
China & North East Asia	-32%	24%	-22%	32%	-33%	-7%	51%
South East Asia & Oceania	-20%	9%	-16%	8%	-32%	4%	5%
Other1) 2)	-17%	-33%	15%	-20%	30%	-14%	13%

Total	-26%	5%	-11%	26%	-23%	6%	-1%

1) Of which Sweden	-50%	-9%	-1%	-32%	43%	-5%	3%
2) Of which EU	-31%	0%	-12%	19%	-15%	-6%	-7%

	2009				2010
Year-over-year change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3
North America	63%	46%	-2%	104%	99%	128%	223%
Latin America	7%	-2%	-18%	-25%	-9%	-12%	-27%
Northern Europe & Central Asia1) 2)	-5%	-9%	-23%	-32%	-20%	-7%	-13%
Western & Central Europe2)	11%	14%	9%	-10%	-3%	-19%	-22%
Mediterranean2)	-4%	3%	-23%	-28%	-17%	-17%	-3%
Middle East	-5%	12%	10%	-6%	0%	-20%	-40%
Sub Saharan Africa	47%	5%	-17%	-21%	-48%	-19%	-44%
India	42%	-5%	7%	-26%	-43%	-63%	-49%
China & North East Asia	27%	38%	50%	-14%	-15%	-36%	24%
South East Asia & Oceania	29%	15%	-13%	-20%	-32%	-36%	-20%
Other1) 2)	-42%	-53%	-33%	-48%	-19%	3%	1%

Total	12%	7%	-6%	-13%	-9%	-8%	2%

1) Of which Sweden	-40%	-53%	-51%	-69%	-13%	-9%	-5%
2) Of which EU	-1%	-6%	-6%	-29%	-12%	-18%	-12%

Ericsson Third Quarter Report 2010, October 22, 2010	27

Net Sales by Region by Quarter (cont.)

	2009				2010
Year to date, SEK million	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep
North America	4,762	10,496	14,476	23,912	9,498	22,548	35,409
Latin America	4,376	9,173	14,166	20,025	3,964	8,164	11,831
Northern Europe & Central Asia1) 2)	2,889	5,773	8,482	11,981	2,300	4,979	7,342
Western & Central Europe2)	5,387	10,824	16,318	22,459	5,235	9,649	13,951
Mediterranean2)	6,131	12,928	18,109	25,161	5,060	10,690	15,710
Middle East	3,956	8,706	13,209	18,250	3,948	7,744	10,465
Sub Saharan Africa	4,677	8,320	11,510	15,341	2,418	5,369	7,164
India	4,025	7,678	11,834	15,262	2,303	3,654	5,783
China & North East Asia	5,790	12,961	18,561	25,960	4,950	9,557	16,497
South East Asia & Oceania	5,209	10,888	15,678	20,849	3,517	7,160	10,982
Other1) 2)	2,367	3,964	5,801	7,277	1,919	3,570	5,431

Total	49,569	101,711	148,144	206,477	45,112	93,084	140,565

1) Of which Sweden	1,197	2,288	3,364	4,096	1,047	2,043	3,066
2) Of which EU	12,604	25,199	36,232	49,313	11,065	21,449	31,113

	2009				2010
Year to date, year-over-year change, percent	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep
North America	63%	53%	33%	54%	99%	115%	145%
Latin America	7%	2%	-6%	-13%	-9%	-11%	-16%
Northern Europe & Central Asia1) 2)	-5%	-7%	-13%	-19%	-20%	-14%	-13%
Western & Central Europe2)	11%	13%	11%	4%	-3%	-11%	-15%
Mediterranean2)	-4%	-1%	-8%	-15%	-17%	-17%	-13%
Middle East	-5%	4%	6%	2%	0%	-11%	-21%
Sub Saharan Africa	47%	25%	10%	0%	-48%	-35%	-38%
India	42%	15%	12%	0%	-43%	-52%	-51%
China & North East Asia	27%	33%	37%	18%	-15%	-26%	-11%
South East Asia & Oceania	29%	21%	8%	-1%	-32%	-34%	-30%
Other1) 2)	-42%	-47%	-44%	-45%	-19%	-10%	-6%

Total	12%	10%	4%	-1%	-9%	-8%	-5%

1) Of which Sweden	-40%	-47%	-48%	-54%	-13%	-11%	-9%
2) Of which EU	-1%	-4%	-8%	-14%	-12%	-15%	-14%

Ericsson Third Quarter Report 2010, October 22, 2010	28

External Net Sales by Region by Segment

Since the segments Sony Ericsson and ST-Ericsson are reported in accordance with the equity method, their sales are not included below. Net sales related to these segments are disclosed under SEGMENT RESULTS. Net sales related to other segments are set out below.

Isolated quarter, SEK million Q3 2010	Networks	Global Services	Multimedia	Total
North America	7,876	4,652	333	12,861
Latin America	1,676	1,764	227	3,667
Northern Europe & Central Asia	1,383	858	122	2,363
Western & Central Europe	1,678	2,398	226	4,302
Mediterranean	2,319	2,388	313	5,020
Middle East	1,296	1,186	239	2,721
Sub Saharan Africa	640	971	184	1,795
India	1,231	733	165	2,129
China & North East Asia	4,398	2,438	104	6,940
South East Asia & Oceania	2,137	1,525	160	3,822
Other	1,453	163	245	1,861

Total	26,087	19,076	2,318	47,481

Share of Total	55%	40%	5%	100%

Year to date, SEK million Jan - Sep 2010	Networks	Global Services	Multimedia	Total
North America	22,040	12,496	873	35,409
Latin America	6,163	5,064	604	11,831
Northern Europe & Central Asia	3,990	2,906	446	7,342
Western & Central Europe	5,497	7,738	716	13,951
Mediterranean	7,231	7,538	941	15,710
Middle East	4,997	4,650	818	10,465
Sub Saharan Africa	2,761	3,638	765	7,164
India	3,284	2,067	432	5,783
China & North East Asia	10,364	5,784	349	16,497
South East Asia & Oceania	5,511	5,063	408	10,982
Other	4,425	310	696	5,431

Total	76,263	57,254	7,048	140,565

Share of Total	54%	41%	5%	100%

Top 5 Countries in Sales

Country	Q3 2009	Q3 2010	Jan - Sep 2009	Jan - Sep 2010
United States	7%	26%	9%	24%
China	7%	7%	9%	6%
Japan	4%	7%	4%	5%
Italy	4%	4%	4%	4%
India	9%	4%	8%	4%

Ericsson Third Quarter Report 2010, October 22, 2010	29

Provisions

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Opening balance	14,350	12,592	13,957	12,386	12,431	12,064	13,061
Additions	1,672	3,710	2,169	3,591	1,777	2,416	803
Utilization/Cash out	-3,052	-1,982	-3,083	-2,612	-1,565	-1,498	-1,722
Of which restructuring	-1,179	-753	-1,241	-1,075	-677	-701	-911
Reversal of excess amounts	-287	-146	-121	-1,193	-498	-346	-417
Reclassification, translation difference and other	-91	-217	-536	259	-81	425	-788

Closing balance	12,592	13,957	12,386	12,431	12,064	13,061	10,937

	2009				2010
Year to date, SEK million	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep
Opening balance	14,350	14,350	14,350	14,350	12,431	12,431	12,431
Additions	1,672	5,382	7,551	11,142	1,777	4,193	4,996
Utilization/Cash out	-3,052	-5,034	-8,117	-10,729	-1,565	-3,063	-4,785
Of which restructuring	-1,179	-1,932	-3,173	-4,248	-677	-1,378	-2,289
Reversal of excess amounts	-287	-433	-554	-1,747	-498	-844	-1,261
Reclassification, translation difference and other	-91	-308	-844	-585	-81	344	-444

Closing balance	12,592	13,957	12,386	12,431	12,064	13,061	10,937

Number of Employees

	2009				2010
End of period	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30
North America	5,447	5,284	11,199	11,222	13,450	13,857	13,430
Latin America	8,031	7,858	5,721	6,055	6,134	6,150	6,353
Northern Europe & Central Asia1)	21,410	21,200	22,103	21,993	21,813	21,806	21,550
Western & Central Europe	11,615	11,822	11,701	11,622	11,418	11,174	10,690
Mediterranean	10,013	10,061	10,019	9,509	10,884	10,857	10,815
Middle East	3,945	3,867	3,778	3,744	3,598	3,568	3,553
Sub Saharan Africa	1,832	1,853	2,202	2,104	2,044	1,944	1,662
India	3,375	3,614	3,798	4,184	4,726	5,408	6,086
China & North East Asia	6,029	6,409	6,773	6,894	7,400	7,668	9,223
South East Asia & Oceania	5,223	5,280	5,232	5,166	5,070	4,981	4,698

Total	76,920	77,248	82,526	82,493	86,537	87,413	88,060

1) Of which Sweden	18,812	18,605	18,311	18,217	18,082	18,070	17,942

Information on investments in assets subject to depreciation, amortization, impairment and write-downs

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Additions
Property, plant and equipment	1,018	1,189	690	1,110	659	1,016	1,027
Capitalized development expenses	209	327	245	662	278	724	317
IPR, brands and other intangible assets	7	50	438	5,941	622	521	2,490

Total	1,234	1,566	1,373	7,713	1,559	2,261	3,834

Depreciation, amortization and impairment losses
Property, plant and equipment	817	844	776	1,065	796	901	798
Capitalized development expenses	202	173	177	251	168	192	171
IPR, brands and other intangible assets1)	833	2,095	2,315	2,575	2,169	1,211	1,301

Total	1,852	3,112	3,268	3,891	3,133	2,304	2,270

1) Of which restructuring costs	—	1,275	1,509	1,471	945	—	14

Ericsson Third Quarter Report 2010, October 22, 2010	30

Other Information

	Jul - Sep		Jan - Sep		Jan - Dec
	2009	2010	2009	2010	2009
Number of shares and earnings per share
Number of shares, end of period (million)	3,273	3,273	3,273	3,273	3,273
of which class A-shares (million)	262	262	262	262	262
of which class B-shares (million)	3,011	3,011	3,011	3,011	3,011
Number of treasury shares, end of period (million)	82	75	82	75	79
Number of shares outstanding, basic, end of period (million)	3,191	3,198	3,191	3,198	3,194
Numbers of shares outstanding, diluted, end of period (million)	3,213	3,224	3,213	3,224	3,216
Average number of treasury shares (million)	83	75	73	77	75
Average number of shares outstanding, basic (million)	3,190	3,198	3,188	3,197	3,190
Average number of shares outstanding, diluted (million)1)	3,212	3,224	3,210	3,222	3,212
Earnings per share, basic (SEK)	0.25	1.15	1.05	2.13	1.15
Earnings per share, diluted (SEK)1)	0.25	1.14	1.05	2.12	1.14

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Ratios
Days sales outstanding	—	—	118	109	106
Inventory turnover days	84	93	77	82	68
Payable days	55	64	57	62	57
Equity ratio (%)	—	—	52.0%	51.7%	52.3%
Return on equity (%)	2.3%	10.7%	3.2%	6.6%	2.6%
Return on capital employed (%)	3.1%	11.9%	4.1%	8.2%	4.3%
Capital turnover (times)	1.0	1.1	1.1	1.0	1.1
Payment readiness, end of period	—	—	90,572	85,224	88,960
Payment readiness, as percentage of sales	—	—	45.9%	45.5%	43.1%

Exchange rates used in the consolidation
SEK/EUR - average rate	—	—	10.70	9.68	10.63
- closing rate	—	—	10.21	9.15	10.30
SEK/USD - average rate	—	—	7.81	7.31	7.63
- closing rate	—	—	6.97	6.70	7.18

Other
Export sales from Sweden	21,607	23,829	69,621	68,015	94,829

Ericsson Planning Assumptions for Year 2010

Research and development expenses

We estimate R&D expenses for the full year 2010 to be at around SEK 28-30 b. The estimate includes amortizations/write-downs of intangible assets related to major acquisitions previously made and excludes restructuring charges. However, currency effects may cause this to change.

Capital expenditures

Excluding acquisitions, the capital expenditures in relation to sales are not expected to be significantly different in 2010, remaining at roughly two percent of sales.

Utilization of provisions

The expected utilization of provisions for year 2010 is stated in the Annual Report 2009.

Ericsson Third Quarter Report 2010, October 22, 2010	31

Consolidated Operating Income excl. Restructuring Charges

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Net sales	49,569	52,142	46,433	58,333	45,112	47,972	47,481
Cost of sales	-31,585	-33,215	-29,623	-37,675	-27,727	-29,258	-28,960

Gross income	17,984	18,927	16,810	20,658	17,385	18,714	18,521
Gross margin (%)	36.3%	36.3%	36.2%	35.4%	38.5%	39.0%	39.0%

Research and development expenses	-6,802	-6,761	-6,418	-7,029	-7,265	-7,133	-7,221
Selling and administrative expenses	-6,809	-6,886	-5,164	-7,014	-5,881	-6,752	-5,731

Operating expenses	-13,611	-13,647	-11,582	-14,043	-13,146	-13,885	-12,952

Other operating income and expenses	342	1,640	222	878	302	500	620

Operating income before share in earnings of JV and associated companies	4,715	6,920	5,450	7,493	4,541	5,329	6,189
Operating margin before share in earnings of JV and associated companies (%)	9.5%	13.3%	11.7%	12.8%	10.1%	11.1%	13.0%
Share in earnings of JV and associated companies	-2,170	-1,997	-1,480	-431	-260	-142	3

Operating income	2,545	4,923	3,970	7,062	4,281	5,187	6,192

Earnings per share, basic (SEK) excl. JV’s and ass. comp	1.19	1.53	1.21	1.37	0.96	1.10	1.37
Earnings per share, diluted (SEK)1) excl. JV’s and ass. comp	1.19	1.52	1.20	1.36	0.96	1.09	1.36

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Restructuring Charges by Function

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Cost of sales	-371	-1,317	-832	-1,660	-800	-977	-377
Research and development expenses	-278	-1,690	-1,800	-2,277	-261	-619	-468
Selling and administrative expenses	-53	-558	-115	-308	-1,127	-404	-44

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	-702	-3,565	-2,747	-4,245	-2,188	-2,000	-889

Share in Sony Ericsson charges	-66	-5	-9	-797	-15	-147	-27
Share in ST-Ericsson charges	-2	-140	-70	-233	-97	-19	-66

Subtotal Sony Ericsson and ST-Ericsson	-68	-145	-79	-1,030	-112	-166	-93

Total	-770	-3,710	-2,826	-5,275	-2,300	-2,166	-982

Restructuring Charges by Segment

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks	-502	-2,283	-2,407	-3,166	-1,450	-885	-593
Global Services	-190	-982	-311	-951	-680	-954	-295
Of which Professional Services	-175	-767	-252	-850	-588	-830	-246
Of which Network Rollout	-15	-215	-59	-101	-92	-124	-49
Multimedia	-10	-277	-28	-70	-45	-153	-1
Unallocated	—	-23	-1	-58	-13	-8	—

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	-702	-3,565	-2,747	-4,245	-2,188	-2,000	-889

Sony Ericsson	-66	-5	-9	-797	-15	-147	-27
ST-Ericsson	-2	-140	-70	-233	-97	-19	-66

Subtotal Sony Ericsson and ST-Ericsson	-68	-145	-79	-1030	-112	-166	-93

Total	-770	-3,710	-2,826	-5,275	-2,300	-2,166	-982

Ericsson Third Quarter Report 2010, October 22, 2010	32

Operating Income by Segment excl. Restructuring Charges

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks1)	3,569	3,548	3,545	5,294	2,990	3,392	4,310
Global Services1)	1,710	3,231	1,737	2,027	2,005	2,331	2,186
Of which Professional Services	1,924	3,032	1,880	2,197	2,007	2,161	2,171
Of which Network Rollout	-214	199	-143	-170	-2	170	15
Multimedia	54	295	358	333	-290	-326	-186
Unallocated2)	-77	-300	-167	-229	-145	-119	-109

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	5,256	6,774	5,473	7,425	4,560	5,278	6,201

Sony Ericsson	-2,004	-1,538	-1,027	-247	91	281	317
ST-Ericsson3)	-707	-313	-476	-118	-370	-372	-326

Subtotal Sony Ericsson and ST-Ericsson	-2,711	-1,851	-1,503	-365	-279	-91	-9

Total	2,545	4,923	3,970	7,060	4,281	5,187	6,192

Operating Margin by Segment excl. Restructuring Charges

As percentage of net sales, isolated quarters	2009				2010
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks1)	12%	12%	14%	17%	12%	13%	17%
Global Services1)	10%	16%	9%	9%	11%	12%	11%
Of which Professional Services	15%	22%	15%	13%	15%	15%	16%
Of which Network Rollout	-5%	3%	-2%	-3%	0%	3%	0%
Multimedia	2%	9%	11%	10%	-13%	-13%	-8%

Subtotal excluding Sony Ericsson and ST-Ericsson	11%	13%	12%	13%	10%	11%	13%

EBITA by Segment excl. Restructuring Charges

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks1)	4,106	4,079	3,962	5,963	3,869	4,240	5,367
Global Services1)	1,796	3,316	1,982	2,210	2,176	2,477	2,249
Of which Professional Services	2,000	3,106	2,115	2,353	2,150	2,276	2,226
Of which Network Rollout	-204	210	-133	-143	26	-204	23
Multimedia	259	503	496	584	-116	-109	-6
Unallocated2)	-73	-304	-161	-226	-145	-119	-108

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	6,088	7,594	6,279	8,531	5,784	6,489	7,502

Sony Ericsson	2,004	-1,538	-1,027	-247	91	281	317
ST-Ericsson3)	-707	-313	-476	-118	-370	-372	-326

Subtotal Sony Ericsson and ST-Ericsson	-2,711	-1,851	-1,503	-365	-279	-91	-9

Total	3,377	5,743	4,776	8,166	5,505	6,398	7,493

EBITA Margin by Segment excl. Restructuring Charges

As percentage of net sales, isolated quarters	2009				2010
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks1)	14%	14%	16%	19%	16%	17%	21%
Global Services1)	10%	17%	11%	10%	12%	12%	12%
Of which Professional Services	16%	22%	17%	14%	16%	15%	16%
Of which Network Rollout	-4%	4%	-2%	-2%	1%	4%	0%
Multimedia	8%	15%	15%	17%	-5%	-5%	0%

Subtotal excluding Sony Ericsson and ST-Ericsson	12%	15%	14%	15%	13%	14%	16%

1)	For 2009 Networks and Global Services are restated in accordance with the change in segments.
2)	“Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.
3)

First quarter 2009 includes a loss of SEK 0.5 b for January for Ericsson Mobile Platforms operations which as from February 1, 2009, are reported in ST-Ericsson. Second quarter 2009 includes a capital gain of SEK 0.1 b related to Ericsson Mobile Platforms. Fourth quarter 2009 includes a gain of SEK 0.1 b related to Ericsson Mobile Platforms.

Ericsson Third Quarter Report 2010, October 22, 2010	33